August 3, 2016

Mr. Jason P. Fox

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Chief Accountant’s Office

100 F Street N.E.

Washington DC 20549

Dear Mr. Fox:

This letter is in response to your comments relating to the review of the various annual report filings on Form N-CSR for investment companies in the Gabelli Funds complex of funds.

You mentioned that the factors affecting the annual performance of the GAMCO Mathers Fund needed to be more detailed and that future reports should include more of the factors affecting the Fund’s performance. We accept your comments and will endeavor to be responsive to this comment.

Your other comments regarding the TETON Westwood Funds’ financial highlights and the general comment regarding disclosure of affiliated transactions within the footnotes of the financial statements were resolved during our discussion and did not require further action.

We appreciate your review and comments.

Sincerely yours,

/s/ Bruce N. Alpert
Bruce N. Alpert
Chief Operating Officer
Gabelli Funds, LLC